

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2017

Brian A. Jenkins
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, Texas 75220

Re: **Dave & Buster's Entertainment, Inc.**
         Form 10-K for Fiscal Year Ended January 31, 2016
         Filed March 29, 2016
         File No. 001-35664

Dear Mr. Jenkins:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations of Non-GAAP Financial Measures – EBITDA and Adjusted EBITDA, page 44

1.   We note your response to prior comment 4.   The adjustment "change in deferred amusement revenue and ticket liability" in arriving at your non-GAAP measure "adjusted EBITDA" appears to accelerate the recognition of revenue associated with the deferred amusement and ticket liability that otherwise would not be recognized in any of the periods for which adjusted EBITDA is presented. Accordingly, adjusted EBITDA substitutes a tailored revenue recognition method for that prescribed by GAAP and does not comply with Question 100.04 of the staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures. Please remove this adjustment from your computation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure